Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 18, 2018
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, May 15, 2018, at the 2018 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022, at 9:30 a.m. (Eastern Daylight Time) on Monday, June 18, 2018, and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2018 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the 2018 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.  If no direction is made with respect to Proposals 1, 2 and 3, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.  If no direction is made with respect to Proposal 4, the undersigned will be deemed to have abstained from voting on either/both such proposal(s) (as applicable).  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

June 18, 2018

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/financial-information/annual-reports

Please date, sign and mail your proxy card in the
 envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2, 3 and 4.  PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM
4A RELATING TO PROPOSAL 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Proposal 4)
PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” ITEM 4A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST,” UNDER THE ISRAELI COMPANIES LAW) IN THE APPROVAL OF PROPOSAL 4 (UNLESS YOU HAVE SUCH A CONFLICT OF INTEREST).  IF YOU DO NOT FILL IN THE RELEVANT BOX, YOUR VOTE ON PROPOSAL 4 WILL NOT COUNT TOWARDS THE SPECIAL MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL UNDER THE ISRAELI COMPANIES LAW.

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder and wish to participate in the vote on Proposal 4, you should not check the corresponding box “FOR” Item 4A, and you should not vote on Proposal 4 via this proxy card.  Instead, you should contact the Company’s general counsel, at +972-77-971-4100 or email: yaronm@mediwound.com, who will provide you with a separate proxy card that is designed for you.

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐
		FOR	AGAINST	ABSTAIN
1.	Re-election of the following four incumbent directors:
	(a) Mr. Stephen T. Wills	☐	☐	☐
	(b) Mr. Ofer Gonen	☐	☐	☐
	(c) Mr. Assaf Segal	☐	☐	☐
	(d) Dr. Vickie R. Driver	☐	☐	☐
2.
Approval of the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board of Directors (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services
		☐	☐	☐
3.
Approval of the amendment to the Articles of Association to increase the number of authorized ordinary shares from 32,244,508 to 37,244,508 and to correspondingly increase the authorized share capital of the Company from NIS 322,445.08 to NIS 372,445.08.
		☐	☐	☐
4.	Approval of the 2017 annual bonus and amendment of the terms of engagement (i.e., a three percent (3%) increase in his base salary) of Gal Cohen, our President and CEO	☐	☐	☐
4A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest in the approval of Proposal 4	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.